BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Westinghouse Electric Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Damian P. Reitemeyer



Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  2 )*
                            ____

              Westinghouse Electric Corporation
           _______________________________________
                       NAME OF ISSUER:
               Common Stock (Par Value $1.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          960402105
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))
                      Page 1 of 9 Pages
CUSIP No. 960402105                Page 2 of 9 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and its indirect wholly-owned subsidiary, BT Variable, Inc., Bankers Trust International PLC, and its indirect wholly-owned subsidiary, BT Australia Limited 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation, Bankers Trust
  Company, and BT Variable, Inc. are New York Corporations.
  Bankers Trust International PLC is a London Corp. BT
  Australia Limited is an Australian company.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       Bankers Trust Company            3,405,224 shares
               BT Variable, Inc.                        0 shares
               Bankers Trust International PLC    209,000 shares
               BT Australia Limited             5,064,940 shares
                                                8,679,164 shares

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY     Bankers Trust Company              12,000 shares
               BT Variable, Inc.                  28,000 shares
               Bankers Trust International PLC         0 shares
               BT Australia Limited                    0 shares
                                                  40,000 shares

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING    Bankers Trust Company          6,406,434 shares
               BT Variable, Inc.                 28,000 shares
               Bankers Trust International PLC  209,000 shares
               BT Australia Limited           5,064,940 shares
                                             11,708,374 shares





 CUSIP No. 960402105                    Page 3 of 9 Pages


PERSON         8. SHARED DISPOSITIVE POWER

  WITH         Bankers Trust Company               12,000 shares
               BT Variable, Inc.                        0 shares
               Bankers Trust International PLC          0 shares
               BT Australia Limited                     0 shares
                                                   12,000 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

               Bankers Trust Company            6,418,434 shares
               BT Variable, Inc.                   28,000 shares
               Bankers Trust International PLC    209,000 shares
               BT Australia Limited             5,064,940 shares
                                               11,720,374 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

          [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company                   1.5%
               BT Variable, Inc.                       0.0%
               Bankers Trust International PLC         0.1%
               BT Australia Limited                    1.2%
                                                       2.8%

12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK;
   BT Variable, Inc. - IC
   Bankers Trust International PLC - CO;
   BT Australia Limited - CO
CUSIP No. 960402105                Page 4 of 9 Pages


             DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE BANK ) BT VARIABLE, INC., BANKERS TRUST INTERNATIONAL PLC, OR BT AUSTRALIA LIMITED IS, FOR THE PURPOSE OF
     SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)(i) HEREOF.

Item 1(a) NAME OF ISSUER:

          Westinghouse Electric Corporation

Item 1(b) ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE OFFICES:

          Westinghouse Building
          Gateway Center
          Pittsburgh, PA  15222

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor; and its indirect wholly-owned subsidiary, BT Variable Inc., Bankers Trust International PLC, and BT Australia, Limited.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers
          Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and BT Variable, Inc. are corporations incorporated in the State of New York with their principal business offices located in New York; Bankers Trust International PLC is incorporated in England with its principal business office located in London; BT Australia Limited is incorporated in Australia with its principal business office located in Sydney.


CUSIP No. 960402105                Page 5 of 9 Pages

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value $1.00) of Westinghouse
          Electric Corporation, a Pennsylvania corporation.

Item 2(e) CUSIP NUMBER: 960402105

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company, and Bankers Trust
International PLC,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Variable, Inc.

     (c)    [X] Insurance Company as defined in Section
3(a)(19) of the Act.

BT Australia Limited is a corporation permitted to report on
Schedule 13G in accordance with Securities and Exchange
Commission no-action letter to Bankers Trust New York
Corporation dated May 15, 1990 (available May 15, 1990).

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          As of December 31, 1994,

     (i)  Bankers Trust Company            6,418,434 shares
          BT Variable, Inc.                   28,000 shares
          Bankers Trust International PLC    209,000 shares
          BT Australia Limited             5,064,940 shares
                                          11,720,374 shares


     (ii) Bankers Trust Company was also the record owner of 16,738,390 shares held by the Bank as Trustee of the Westinghouse Electric Personal Savings &
Investment Plan (the Plan ) with respect to which the bank disclaims beneficial ownership. The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed

CUSIP No. 960402105                Page 6 of 9 Pages

          the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of Bankers
Trust New York Corporation, Bankers Trust Company,
BT Variable, Bankers Trust International PLC and
BT Australia Limited, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, Bankers Trust New
York Corporation, Bankers Trust Company, BT
Variable,Inc., Bankers Trust International PLC and
BT Australia Limited hereby disclaim beneficial ownership of such securities.

     (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as to which the Bankers Trust New York Corporation,
          Bankers Trust Company, BT Variable, Inc., Bankers
          Trust International PLC, and BT Australia Limited acknowledges beneficial ownership constitutes the following:

               Bankers Trust Company              1.5%
               BT Variable, Inc.                  0.0%
               Bankers Trust International PLC    0.1%
               BT Australia Limited               1.2%
                                                  2.8%

          The Common Stock as to which the Bankers Trust New
          York Corporation, Bankers Trust Company, BT
          Variable Inc., Bankers Trust International PLC and BT Australia Limited disclaims beneficial ownership constitutes 4.0% of the Issuer s outstanding Common Stock.

     (c)  Number of shares as to which the Bank has:
     (i)  sole power to vote or to direct the vote -
               Bankers Trust Company              3,405,224 shares
               BT Variable, Inc.                          0 shares
               Bankers Trust International PLC      209,000 shares
               BT Australia Limited               5,064,940 shares
                                                  8,679,164 shares

     (ii) shared power to vote or to direct the vote -
               Bankers Trust Company                 12,000 shares
               BT Variable, Inc.                     28,000 shares
               Bankers Trust International PLC            0 shares
               BT Australia Limited                       0 shares
                                                     40,000 shares

CUSIP No. 960402105                Page 7 of 9 Pages


     (iii)sole power to dispose or to direct the disposition
          of -
               Bankers Trust Company             6,406,434 shares
               BT Variable, Inc.                    28,000 shares
               Bankers Trust International PLC     209,000 shares
               BT Australia Limited              5,064,940 shares
                                                11,708,374 shares



     (iv) shared power to dispose or to direct the
          disposition of -
               Bankers Trust Company               12,000 shares
               BT Variable, Inc.                        0 shares
               Bankers Trust International PLC          0 shares
               BT Australia Limited                     0 shares
                                                   12,000 shares

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          [ ]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, and BT Variable, Inc., Bankers Trust International PLC and BT Australia Limited, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.
     CUSIP No. 960402105                Page 8 of 9 Pages


Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995

Signature:     Bankers Trust New York Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     Bankers Trust Company, as Trustee for various
               trusts, and employee benefit plans, and
               investment advisor.


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

Signature: BT Variable, Inc.


By:           /s/Myles Tashman
Name:            Myles Tashman

Title:           Secretary
     CUSIP No. 960402105                Page 9 of 9 Pages


Signature:     Bankers Trust International

By:       /s/Claire Backhouse
Name:     Claire Backhouse

Title:    Secretary


Signature: BT Australia Limited


By:           /s/Cheryl Williams
Name:            Cheryl Williams

Title:           Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Australia Limited  is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                     Bankers Trust Company
                              |
                             100%
                              |

                Bankers International Corporation

                               |
                              100%
                               |

                B.T. International (Delaware), Inc.

                               |
                              100%
                               |

              BT Foreign Investment Corporation

                               |
                              100%
                               |

              BT Investments (Australia) Limited

                               |
                             100%
                               |

               Bankers Trust Australia Limited

                               |
                             100%
                               |

                      BT Australia Limited